Hill, Ward & Henderson
Professional Association

MAILING ADDRESS:
SENDER’S DIRECT DIAL:	Suite 3700 • Bank of America Plaza	Post Office Box 2231
(813) 227-8484	101 East Kennedy Boulevard	Tampa, Florida 33601
Tampa, Florida 33602
SENDER’S E-MAIL:		PHONE: (813) 221-3900
mdanzi@hwhlaw.com		FAX: (813) 221-2900
October 24, 2006
VIA EDGAR
Mr. Brian K. Bhandari
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F. Street N.E.
Washington, D.C. 20549

Re:	Tenby Pharma Inc.
Item 4.01 Form 8-K
Filed October 11, 2006
File No. 000-51834
Dear Mr. Bhandari:
     On behalf of Tenby Pharma Inc. (the “Company”), we respectfully submit this letter in response to comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 12, 2006 with respect to the Company’s above-referenced Form 8-K.
     We very much appreciate the opportunity to have discussed the Staff’s comments with you via telephone on October 19, 2006. In response to the Staff’s comments, the Company has filed via EDGAR an Amendment No. 1 to the Form 8-K to reflect the Staff’s comments.
     The Staff’s comments are recited below in bold, followed by the Company’s responses.
1.	The Commission File Number presented on the cover page of your filing, 000-1355015, is not that of Tenby Pharma. Please amend the cover page of your filing to include your Commission File Number, 000-51834.

The Company has amended the cover page of its Form 8-K to include the correct Commission File Number.

2.	Please revise your disclosure in the third paragraph of Item 4.01(a) to clarify if there were any disagreements with your former accountants through the date of dismissal in accordance with Item 304(a)(l)(iv) of Regulation S-B.

Letter to U.S. Securities and Exchange Commission
October 24, 2006

The Company has amended the third paragraph of Item 4.01(a) of its Form 8-K to reflect that there were no disagreements with its former accountants through the date of dismissal.
3.	Please file an updated letter from Raich Ende Malter & Co. LLP as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-B. This letter should reflect their agreement or disagreement with any disclosures in your amended Form 8-K filing.

The Company has included as Exhibit 16 to its Amendment No. 1 to Form 8-K an updated letter from Raich Ende Malter & Co. LLP reflecting their agreement with the disclosures therein.
     The Company has advised us that it acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (813) 227-8484 should you have any questions, or if you have any further comments on the Form 8-K or Amendment No. 1 to Form 8-K.
Sincerely,
/s/ Mark A. Danzi
Mark A. Danzi, Esq.

Copy:	Barry S. Butler, CEO, Tenby Pharma Inc.
Dawn E. Bennett Johnson, CFO, Tenby Pharma Inc.
R. Reid Haney, Esq., Hill, Ward & Henderson, P.A.